UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 8)*

MANITEX INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

563420108

(CUSIP Number)

Noriaki Yashiro

Ko-34, Shinden-cho, Takamatsu,

Kagawa 761-0185, Japan

+81-87-839-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Sullivan & Cromwell LLP

ATTN: Francis J. Aquila; Mimi Wu

125 Broad Street, New York, New York 10004-2498

Telephone: +1-212-558-4000

September 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 563420108	13D

1	NAME OF REPORTING PERSONS Tadano Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,963,542
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,963,542
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,963,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5% (1)
14	TYPE OF REPORTING PERSON CO

(1)

Based upon 20,397,358 shares of Common Stock, no par value (“Common Stock”) of the Company (as defined below) outstanding as of July 31, 2024, as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2024.

This Amendment No. 8 amends the Schedule 13D filed with the SEC on June 1, 2018 (the “Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on March 18, 2019, Amendment No. 2 filed with the SEC on March 12, 2020, Amendment No. 3 filed with the SEC on August 21, 2020, Amendment No. 4 filed with the SEC on March 23, 2021, Amendment No. 5 filed with the SEC on July 14, 2021, Amendment No. 6 filed with the SEC on June 21, 2022, and Amendment No. 7 filed with the SEC on March 7, 2023. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On January 2, 2024, Mr. Kiso was granted 9,000 shares of Common Stock by the Company as compensation for his service on the Company’s Board of Directors, of which 3,000 shares vested immediately and 6,000 shares remain subject to vesting conditions. The shares were assigned to Tadano Ltd., a Japanese corporation (“Tadano”) under the terms of Mr. Kiso’s arrangement with Tadano.

On September 12, 2024, Manitex International, Inc., a Michigan corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tadano and Lift SPC Inc., a Michigan corporation and wholly owned subsidiary of Tadano (“Merger Sub”).

Merger

On the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Tadano.

Merger Consideration

In the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time (other than shares owned by Tadano, Merger Sub or the Company, or any subsidiary thereof (“Excluded Shares”)) will be converted into the right to receive cash in the amount of $5.80 per share, without interest, less any required withholding taxes. At the effective time, (i) each Excluded Share held by Tadano or any subsidiary thereof will be converted into a number of shares of common stock of the surviving corporation and (ii) each other Excluded Share will be cancelled and will cease to exist, and no consideration will be payable therefor.

Closing Conditions

The respective obligations of the Company, Tadano and Merger Sub to consummate the Merger are subject to the satisfaction or waiver of certain customary conditions, including the approval of the Merger Agreement by the Company’s shareholders, receipt of certain regulatory approvals, the absence of any legal prohibitions against the Merger by a governmental authority of competent jurisdiction and the accuracy of the representations and warranties of the parties set forth in the Merger Agreement, subject in most cases to “material adverse effect” qualifications. Additionally, each of the parties shall have performed in all material respects all obligations required to be performed by such party.

Regulatory Approvals

The Company, Tadano and Merger Sub will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law (including under any antitrust law and from the Committee on Foreign Investment in the United States) to consummate the Merger and the other transactions contemplated by the Merger Agreement, subject to the conditions and limitations set forth therein.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations, warranties and covenants of the Company, Tadano and Merger Sub. From the date of the Merger Agreement until the earlier of the effective time or termination of the Merger Agreement in accordance with its terms, the Company is required to, and to cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course of business and to use commercially reasonable efforts to preserve substantially intact its current business organization and maintain relationships with its significant customers, suppliers and other persons with which it has significant business relations. Additionally, the Company may not, and shall cause its subsidiaries not to, take certain actions without Tadano’s consent, subject to certain exceptions.

Treatment of Company Equity Awards

Restricted stock units (“Company RSUs”) outstanding immediately before the effective time of the Merger will be automatically vested in full and convert into the right to receive a cash payment equal to the product of (i) the number of shares of Common Stock underlying such Company RSU multiplied by (ii) the per share Merger consideration, less applicable withholding taxes.

Performance stock units outstanding immediately before the effective time of the Merger will be automatically cancelled without any cash payment or other consideration.

Stock options (“Company Options”) outstanding immediately before the effective time of the Merger will be automatically converted into the right to receive (i) the excess, if any, of the per share Merger consideration over the per share exercise price of the Company Option multiplied by (ii) the number of shares of Common Stock underlying such Company Option, less applicable withholding taxes. If the exercise price per share of the Company Option is equal to or greater than the per share Merger consideration, then such Company Option will be cancelled without any cash payment or other consideration.

Acquisition Proposals: Change of Company Recommendation

Under the Merger Agreement, the Company has agreed that neither it nor any of its subsidiaries nor any of its or their respective directors or officers shall, and the Company shall cause its and its subsidiaries other representatives not to, directly or indirectly:

•

solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal (as defined in the Merger Agreement) or offer or inquiry that would reasonably be expected to lead to any Acquisition Proposal or enter into, continue or otherwise participate in any discussions or negotiations regarding any Acquisition Proposal; and

•	refrain from engaging in certain specified activities with respect to Acquisition Proposals or circumstances that may lead to Acquisition Proposals.

Notwithstanding these restrictions, prior to the time the Merger Agreement is approved by the Company’s shareholders, the Company may, in certain circumstances, respond to or engage in discussions or negotiations with a person making an unsolicited bona fide written Acquisition Proposal if the Company’s Board of Directors (the “Board”) or the transaction committee thereof determines in good faith after consultation with outside legal counsel and its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement). The Company must notify Tadano promptly, but no later than 24 hours, after receipt of any written Acquisition Proposal or any request that would reasonably be expected to lead to an Acquisition Proposal.

The Board may not change its recommendation that shareholders approve the Merger Agreement, except that, notwithstanding the foregoing, at any time before the shareholders of the Company approve the Merger Agreement, the Board may change its recommendation, subject to the terms and conditions set forth in the Merger Agreement, in the event (x) the Company receives an unsolicited bona fide written Acquisition Proposal that the Board (acting on the recommendation of the transaction committee) or the transaction committee thereof determines in good faith after consultation with outside legal counsel and its financial advisor constitutes a Superior Proposal or (y) an

Intervening Event (as defined in the Merger Agreement) has occurred, and in each case, the Board determines in good faith that the failure of the Board to change its recommendation would be inconsistent with the Board’s fiduciary duties, and the Company has given Tadano notice of such Superior Proposal or Intervening Event and negotiated with Tadano in good faith for certain specified time periods.

Financing

The Merger is not subject to a financing condition.

Termination and Fees

The Company and Tadano may, by mutual written consent, terminate the Merger Agreement and abandon the Merger at any time prior to the effective time, notwithstanding any approval of the Merger Agreement by the Company’s shareholders.

The Merger Agreement may also be terminated and the Merger abandoned at any time prior to the effective time as follows:

•	by either Tadano or the Company, if:

-

the Merger has not been consummated on or before June 12, 2025 (the “End Date”); provided, however, that such right of termination shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure to consummate the Merger;

-

any governmental authority of competent jurisdiction shall have enacted, entered or enforced any order or law permanently restraining, enjoining or otherwise prohibiting consummation of the Merger that becomes final and non-appealable; provided, however, that such right of termination shall not be available to any party whose breach of or failure to perform or comply with any obligation of the Merger Agreement is a primary factor in the issuance of such order or law; or

-	the Company’s shareholders do not approve the Merger at the special meeting.

•	by Tadano, if:

-	the Board changes its recommendation to the Company’s shareholders at any time before, but not after, the Company’s receipt of shareholder approval; or

-

there has been any violation or breach of any representation, warranty or covenant made by the Company in the Merger Agreement that would cause the conditions to the consummation of the Merger not to be satisfied, and such breach or failure to be true cannot be cured by the End Date or, if curable, is not cured prior to 30 days after Tadano provides notice of such breach or failure to be true; provided that Tadano and Merger Sub must not then be in material breach of its obligations under the Merger Agreement.

•	by the Company, if:

-

there has been any violation or breach of any representation, warranty or covenant made by Tadano or Merger Sub in the Merger Agreement that would cause the conditions to the consummation of the Merger not to be satisfied, and such breach or failure to be true cannot be cured by the End Date or, if curable, is not cured prior to 30 days after the Company provides notice of such breach or failure to be true; provided that the Company must not then be in material breach of the Merger Agreement; or

-

at any time before, but not after, the Company’s receipt of shareholder approval, the Board decides to enter into an Acquisition Agreement (as defined in the Merger Agreement) with respect to a Superior Proposal in compliance with the terms of the Merger Agreement.

A termination fee of $4,900,000 would be payable to Tadano by the Company in the event the Merger Agreement was terminated:

•	by Tadano if the Board changes its recommendation to the Company’s shareholders at any time before, but not after, the Company’s receipt of shareholder approval;

•	by the Company if the Board has determined to enter into an Acquisition Agreement with respect to a Superior Proposal in compliance with the terms of the Merger Agreement; or

•

if (i) the Merger has not been consummated on or before the End Date, by either Tadano or the Company (ii) by either Tadano or the Company if the Company’s shareholders do not approve the Merger at the special meeting or (iii) by Tadano if there has been any violation or breach of the covenant regarding the solicitation of Acquisition Proposals, and such breach is not waived or cured as required in the Merger Agreement and (x) an Acquisition Proposal shall have been publicly announced or publicly made known to the shareholders of the Company, and was not withdrawn prior to termination of the Merger Agreement and (y) within 12 months following the date of such termination, the Company consummates or enters into an Acquisition Agreement with respect to an Acquisition Proposal involving 50% or more of the Company’s common stock, or assets representing 50% or more of the Company’s assets, consolidated net revenues or consolidated book value.

Other Matters

A copy of the Merger Agreement has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2024 to provide investors and shareholders with information regarding its terms. It is not intended to provide any other factual information about the Company or Tadano. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other and may apply contractual standards of materiality that are different from materiality under applicable securities laws. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure letter that the Company delivered to Tadano in connection with signing the Merger Agreement. Accordingly, investors and shareholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, as such representations and warranties were only made as of the date of the Merger Agreement, are modified in important part by the underlying disclosure letter and are qualified as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Tadano’s public disclosures.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date hereof, Tadano may be deemed to be the beneficial owner of 2,963,542 shares of Common Stock, representing approximately 14.5% of the Company’s issued and outstanding shares of Common Stock, based upon 20,397,358 shares of Common Stock outstanding as of July 31, 2024, as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2024. None of the persons listed on Schedule A hereto is the beneficial owner of any shares of Common Stock.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by Tadano, or, to the best of Tadano’s knowledge, any person identified on Schedule A hereto, during the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Statement is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of September 12, 2024, by and among Tadano Ltd., Lift SPC Inc. and Manitex International, Inc. (incorporated by reference to Exhibit 2.1 to the Manitex International, Inc. Current Report on Form 8-K filed with the SEC on September 12, 2024).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2024

Tadano Ltd.

By:	/s/ Noriaki Yashiro
	Name:	Noriaki Yashiro
	Title:	Director and Managing Executive Officer

SCHEDULE A

The following table sets forth the name, principal business address and present principal occupation or employment, for each executive officer and director of Tadano Ltd. Each of the executive officers and directors of Tadano Ltd. listed below is a citizen of Japan.

Tadano Ltd.

Name	Principal Business Address	Present Principal Occupation

Koichi Tadano	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Chairman of the Board and Representative Director

Toshiaki Ujiie	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	President, CEO, and Representative Director

Kenichi Sawada	Europaallee 2, 66482 Zweibrucken, Germany	Senior Managing Executive Officer

Hiroyuki Goda	5405-3 Shido, Sanuki, Kagawa 769-2101 Japan	Director and Managing Executive Officer

Shosaku Murayama	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Lead Independent Director

Tatsuro Ishizuka	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Outside Director

Akiko Otsuka	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Outside Director

Junichi Kaneko	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Outside Director

Koichi Tadenuma	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Outside Director

Takeshi Yasutomi	KANDA SQUARE 18th Floor, 2-2-1 Kanda-Nishikicho, Chiyoda-ku, Tokyo 101-0054, Japan	Managing Executive Officer

Noriaki Yashiro	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Director and Managing Executive Officer